CUSIP No. 294053103	Page 1 of 9 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Environment Ecology Holding Company of China
(Name of Issuer)

Common Stock
$0.001 Par Value
(Title of Class of Securities)

294053103
(CUSIP Number)

Robert Press
Trafalgar Capital Specialized Investment Fund
4, rue Thomas Edison
L-1445 Luxembourg-Strassen

Copy to:

Clayton E. Parker, Esq.
K&L Gates LLP
200 South Biscayne Boulevard, Suite 3900
Miami, Florida 33131
(305) 539-3300
_________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 11, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page)

CUSIP No. 294053103	Page 2 of 9 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON
Trafalgar Capital Specialized Investment Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
167,995,018 shares of Common Stock(1),(2)
	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER
167,995,018 shares of Common Stock(1),(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
167,995,018 shares of Common Stock(1),(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
65.2% of Common Stock(3)
14	TYPE OF REPORTING PERSON
OO
(1) On February 3, 2009, Trafalgar Capital Specialized Investment Fund (“Trafalgar Capital”) delivered notice to Environment Ecology Holding Company of China (the “Issuer”)  in accordance with the terms of the Senior Secured Redeemable Debenture dated June 30, 2008, in the original principal amount of $2,500,000 issued by the Issuer in favor of Trafalgar Capital (the “Debenture”), that the Issuer had breached a covenant in the Securities Purchase Agreement dated June 30, 2008 between the Issuer and Trafalgar Capital.  As a result of the Issuer’s failure to cure such breach pursuant to the terms of the Debenture, Trafalgar has the right to convert all amounts outstanding under the Debenture together with accrued interest thereon into shares of Common Stock.    On February 11, 2009, Trafalgar Capital delivered notice to the Issuer that it had elected to convert a portion of the Debenture into 5,000,000 shares of Common Stock.  Following such conversion, Trafalgar Capital owned 57,500,000 shares of Common Stock and, based on the conversion price of such Debenture on February 11, 2009,  has the right to convert the Debenture into 110,495,018 additional shares of Common Stock (not including the number of shares issuable upon conversion of accrued interest). The number of shares indicated includes 50,000,000 shares of Common Stock originally deposited into escrow by the Issuer on behalf of Trafalgar Capital as collateral in connection with the sale of the Debenture to Trafalgar Capital.

CUSIP No. 294053103	Page 3 of 9 Pages

(2) The Issuer and Trafalgar Capital are also parties to a Registration Rights Agreement dated June 30, 2008 (the “Registration Rights Agreement”) pursuant to which, among other things, the Issuer agreed to file a Registration Statement on Form S-1 with the Securities and Exchange Commission (the “SEC”) in order to register for resale by Trafalgar Capital certain shares anticipated to be issued upon conversion of the  Debenture (subject to certain restrictions) and to use its best efforts to cause such registration statement to be declared effective by the SEC no later than October 28, 2008 (the “Scheduled Effective Date”) (such registration statement has not yet been declared effective).  The Registration Rights Agreement provides that following a failure by the Issuer to cause such registration statement to be declared effective by the SEC by the Scheduled Effective Date, the Issuer shall pay as liquidated damages (the “Liquidated Damages”) to Trafalgar Capital, at Trafalgar Capital’s option, either a cash amount or shares of the Issuer’s Common Stock within three (3) business days, after demand therefore, equal to two percent (2%) of the liquidated value of the Debenture outstanding as liquidated damages for each thirty (30) day period (or any part thereof) after the Scheduled Effective Date as the case may be.  As of the date hereof, Trafalgar Capital has not made a demand for such Liquidated Damages and the shares potentially issuable pursuant to such demand have not been included in the indicated number.

(3) This calculation is based on 88,162,114 shares of common stock  outstanding as of February 19, 2009 as indicated by the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2008 in conjunction with information provided by the Issuer’s transfer agent.  Includes 50,000,000 shares of Common Stock originally deposited into escrow by the Issuer as collateral in connection with the sale of the Debenture to Trafalgar Capital. Excludes shares issuable as Liquidated Damages.

CUSIP No. 294053103	Page 4 of 9 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON
Trafalgar Capital, Sarl
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
167,995,018 shares of Common Stock(1),(2)
	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER
167,995,018 shares of Common Stock(1),(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
167,995,018 shares of Common Stock(1),(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
65.2% of Common Stock (3)
14	TYPE OF REPORTING PERSON
OO
(1) On February 3, 2009, Trafalgar Capital delivered notice to the Issuer in accordance with the terms of the Debenture, that the Issuer had breached a covenant in the Securities Purchase Agreement dated June 30, 2008 between the Issuer and Trafalgar.  As a result of the Issuer’s failure to cure such breach pursuant to the terms of the Debenture, Trafalgar Capital has the right to convert all amounts outstanding under the Debenture together with accrued interest thereon into shares of Common Stock.    On February 11, 2009, Trafalgar Capital delivered notice to the Issuer that it had elected to convert a portion of the Debenture into 5,000,000 shares of Common Stock.  Following such conversion, Trafalgar Capital owned 57,500,000 shares of Common Stock and, based on the conversion price of such Debenture on February 11, 2009, has the right to convert the Debenture into 110,495,018 additional shares of Common Stock (not including the number of shares issuable upon conversion of accrued interest).  The number of shares indicated includes 50,000,000 shares of Common Stock originally deposited into escrow by the Issuer on behalf of Trafalgar Capital as collateral in connection with the sale of the Debenture to Trafalgar Capital.

CUSIP No. 294053103	Page 5 of 9 Pages

(2) The Issuer and Trafalgar Capital are also parties to a Registration Rights Agreement pursuant to which, among other things, the Issuer agreed to file a Registration Statement on Form S-1 with the SEC in order to register for resale by Trafalgar Capital certain shares anticipated to be issued upon conversion of the  Debenture (subject to certain restrictions) and to use its best efforts to cause such registration statement to be declared effective by the SEC no later than the Scheduled Effective Date (such registration statement has not yet been declared effective).  The Registration Rights Agreement provides that following a failure by the Issuer to cause such registration statement to be declared effective by the SEC by the Scheduled Effective Date, the Issuer shall pay as liquidated damages (the “Liquidated Damages”) to Trafalgar Capital, at Trafalgar Capital’s option, either a cash amount or shares of the Issuer’s Common Stock within three (3) business days, after demand therefore, equal to two percent (2%) of the liquidated value of the Debenture outstanding as liquidated damages for each thirty (30) day period (or any part thereof) after the Scheduled Effective Date as the case may be.  As of the date hereof, Trafalgar Capital has not made a demand for such Liquidated Damages and the shares potentially issuable pursuant to such demand have not been included in the indicated number.

(3) This calculation is based on 88,162,114 shares of common stock  outstanding as of February 19, 2009 as indicated by the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2008 in conjunction with information provided by the Issuer’s transfer agent.  Includes 50,000,000 shares of Common Stock originally deposited into escrow by the Issuer as collateral in connection with the sale of the Debenture to Trafalgar Capital. Excludes shares issuable as Liquidated Damages.

CUSIP No. 294053103	Page 6 of 9 Pages

Item 1.                      Security And Issuer

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Environment Ecology Holding Company of China (the “Issuer”).  According to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2008 (the “December Form 10-Q”), the principal executive office of the Issuer is located at 391 Hua Yu Lane, Dong Xin Street, Xi'an, Shaanxi Province, P.R.China.

Item 2.                      Identity And Background

(a), (f)
 This Schedule 13D is being filed by: (i) Trafalgar Capital Specialized Investment Fund (“Trafalgar Capital”) (organized in Luxembourg) and (ii) Trafalgar Capital, Sarl (organized in Luxembourg) (collectively, the “Reporting Persons”).

The Reporting Persons have entered into a joint filing agreement, dated April 7, 2009, a copy of which is attached hereto as Exhibit 1.

(b)	The business address of each of the Reporting Persons is 4, rue Thomas Edison, L-1445 Luxembourg-Strassen.

(c)	Trafalgar Capital is an investment fund. Trafalgar Capital, Sarl’s principal business is serving as the general partner of Trafalgar Capital.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding.

(e)
During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                      Source And Amount Of Funds Or Other Consideration

On June 30, 2008, Trafalgar Capital acquired a Senior Secured Redeemable Debenture dated June 30, 2008, in the original principal amount of $2,500,000 issued by the Issuer in favor of Trafalgar Capital (the “Debenture”) and 2,500,000 shares of Common Stock.  The funds for such transactions were derived from the capital of Trafalgar Capital.  On February 3, 2009, Trafalgar Capital delivered notice to the Issuer in accordance with the terms of the Debenture, that the Issuer had breached a covenant in the Securities Purchase Agreement dated June 30, 2008 between the Issuer and Trafalgar Capital.  As a result of the Issuer’s failure to cure such breach pursuant to the terms of the Debenture, Trafalgar Capital has the right to convert all amounts outstanding under the Debenture together with accrued interest thereon into shares of Common Stock.  On February 11, 2009, Trafalgar Capital delivered notice to the Issuer that it had elected to convert a portion of the Debenture into 5,000,000 shares of Common Stock.  Following such conversion, Trafalgar Capital owned 57,500,000 shares of Common Stock and, based on the conversion price of such Debenture on February 11, 2009, has the right to convert the Debenture into 110,495,018 additional shares of Common Stock (not including the number of shares issuable upon conversion of accrued interest).

Item 4.         Purpose Of Transaction

Trafalgar Capital may acquire additional shares of Common Stock through one or more of the avenues described herein. Trafalgar Capital may also seek to change the membership of the Issuer’s Board of Directors.

CUSIP No. 294053103	Page 7 of 9 Pages

Item 5.  Interest In Securities Of The Issuer

(a)-(b)  Based upon the December Form 10-Q and information provided by the Issuer’s transfer agent, 88,162,114 shares of Common Stock were outstanding as of February 19, 2009, including 50,000,000 shares of the Common Stock originally deposited into escrow by the Issuer on behalf of Trafalgar Capital as collateral in connection with the sale of the Debenture to Trafalgar Capital. On February 3, 2009, Trafalgar Capital delivered notice to the Issuer  in accordance with the terms of the Debenture, that the Issuer had breached a covenant in the Securities Purchase Agreement dated June 30, 2008 between the Issuer and Trafalgar Capital.  As a result of the Issuer’s failure to cure such breach pursuant to the terms of the Debenture, Trafalgar Capital has the right to convert all amounts outstanding under the Debenture together with accrued interest thereon into shares of Common Stock.  On February 11, 2009, Trafalgar Capital delivered notice to the Issuer that it had elected to convert a portion of the Debenture into 5,000,000 shares of Common Stock.  Following such conversion, Trafalgar Capital owned 57,500,000 shares of Common Stock and, based on the conversion price of such Debenture on February 11, 2009, has the right to convert the Debenture into 110,495,018 additional shares of Common Stock (not including the number of shares issuable upon conversion of accrued interest).  Based on the foregoing, the Reporting Persons beneficially owned approximately 65.2% of the Common Shares outstanding on February 19, 2009.

The Issuer and Trafalgar Capital are also parties to a Registration Rights Agreement dated June 30, 2008 (the “Registration Rights Agreement”) pursuant to which, among other things, the Issuer agreed to file a Registration Statement on Form S-1 with the Securities and Exchange Commission (the “SEC”) in order to register for resale by Trafalgar Capital certain shares anticipated to be issued upon conversion of the  Debenture (subject to certain restrictions) and to use its best efforts to cause such registration statement to be declared effective by the SEC no later than October 28, 2008 (the “Scheduled Effective Date”) (such registration statement has not yet been declared effective).  The Registration Rights Agreement provides that following a failure by the Issuer to cause such registration statement to be declared effective by the SEC by the Scheduled Effective Date, the Issuer shall pay as liquidated damages (the “Liquidated Damages”) to Trafalgar Capital, at Trafalgar Capital’s option, either a cash amount or shares of the Issuer’s Common Stock within three (3) business days, after demand therefore, equal to two percent (2%) of the liquidated value of the Debenture outstanding as liquidated damages for each thirty (30) day period (or any part thereof) after the Scheduled Effective Date as the case may be.  As of the date hereof, Trafalgar Capital has not made a demand for such Liquidated Damages and the shares potentially issuable pursuant to such demand have not been included in the above calculation.

Trafalgar Capital, Sarl, as the general partner of Trafalgar Capital, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the above reported securities. Trafalgar Capital, Sarl disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interest therein.

(c)           On February 11, 2009, Trafalgar Capital converted $103,700 of the principal amount of the Debenture into 5,000,000 shares of Common Stock of the Issuer based on a conversion price of $0.02074 per share.

(d)           Not applicable.

(e)           Not applicable.

Item 6.  Contract, Arrangements, Understandings Or Relationships With Respect To Securities Of The Issuer

In addition to the contracts, arrangements and understandings described herein, Trafalgar Capital and the Issuer are also parties to a Security Agreement dated June 30, 2008 pursuant to which, among other things, the Issuer pledged all of its assets as collateral with respect to the Debenture.

Item 7.  Material to be Filed as Exhibits

Exhibit No.	Description
Exhibit 1	Joint Filing Agreement	Provided herewith

CUSIP No. 294053103	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2009

REPORTING PERSONS:

TRAFALGAR CAPITAL SPECIALIZED INVESTMENT FUND

BY: /s/ Robert Press
Name: Robert Press
Title: Portfolio Manager, Chief Investment Officer

TRAFALGAR CAPITAL, SARL

By: /s/ Robert Press
Name: Robert Press
Title: Director, General Partner

CUSIP No. 294053103	Page 9 of 9 Pages

Exhibit 1

Joint Filing Agreement

 In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock of Environment Ecology Holding Company of China and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 7th day of April, 2009.

Date: April 7, 2009
TRAFALGAR CAPITAL SPECIALIZED INVESTMENT FUND

BY: /s/ Robert Press
Name: Robert Press
Title: Chief Investment Officer

TRAFALGAR CAPITAL, SARL

By: /s/ Robert Press
Name: Robert Press
Title: Director